

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 20, 2011

James C. Mastandrea
Chief Executive Officer and Chairman
Whitestone REIT
2600 South Gessner, Suite 500
Houston, TX 77063

> **Re:** **Whitestone REIT**
> **Registration Statement on Form S-11**
> **Filed March 31, 2011**
> **File No. 333-173209**

Dear Mr. Mastandrea:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your prospectus contains no discussion of same store net operating income. Please tell us whether management views same store net operating income as a key performance indicator.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Scheduled Lease Expirations, page 44

2.   We note on page 44 that approximately 36% of your gross leasable area is subject to leases that expire prior to December 31, 2012 and that you hope to re-lease most of such space at rates which are comparable to or in excess of current rates. Please revise to discuss the reasonable basis for your "hope." Also, please revise to more fully describe the macroeconomic conditions that affect the renewal and/or rental rates that you will negotiate.

<u>Our Properties, page 68</u>

3. On pages 69 and 70, you have disclosed average annualized base rental revenue per square foot for your properties. Please revise to also provide the average effective annual rental per square foot as requested Item 15(e) of Form S-11. Alternatively, please revise to clarify how your rental disclosures are based on effective rents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3386 with any questions.

          Sincerely,

          Duc Dang
          Attorney-Adviser